SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT PRICES US$250 MILLION OF 7-YEAR BONDS

Jakarta, 16 June 2005. PT Indosat Tbk (Indosat or the Company) today announced the pricing of the offering of US$250 million aggregate principal amount of 7.125% Guaranteed Notes due 2012 (the “Bonds”) of Indosat International Finance Company B.V., a wholly owned financed subsidiary of Indosat. The Bonds will be unconditionally and irrevocably guaranteed by Indosat.  The Bonds have been rated “BB-” by Standard & Poors and “B1” by Moody’s.  The securities are being offered outside the United States in accordance with Regulation S and in the United States to “Qualified Institutional Buyers” in reliance on Rule 144A under the U.S. Securities Act of 1933.  The closing of the offering is subject to customary closing conditions.

The proceeds of the offering of the Bonds, together with Indosat’s proposed offering of Rp1.1 trillion aggregate principal amount of Indonesian-Rupiah denominated bonds, will be used to fund Indosat’s financing plan for 2005.

“The U.S. dollar-denominated bond offering is an important part of our financing plan to support our growing cellular business. We are very pleased by the investors’ reception”, commented Hasnul Suhaimi, President Director of Indosat.

Indosat is a leading Indonesian telecommunications and information provider that offers: cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed wireless services (StarOne) and Multimedia, Data Communication and Internet services (MIDI). Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:  ISAT), and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:  IIT).

THIS COMMUNICATION IS NOT INTENDED FOR DISTRIBUTION IN THE UNITED STATES AND IS NOT AN OFFER OF SECURITIES FOR SALE OF SECURITIES IN THE UNITED STATES.  SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax: 62-21-3804045

Email :investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : June 21, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director